_                                            Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this presentation are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's foreign filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.

Hinton & Associates Teleconference 10 December 2001


Hinton & Associates Media Briefing 10th December 2001

Chair: Welcome to this presentation this morning, it gives me great pleasure to welcome Mr Wayne Murdy the President and Chief Executive Officer of Newmont Mining in the States, and also Peerless Bond the President and Co Chief Executive Officer of Franklin Nevada.

         Before I get into the procedure this morning for announcing the increase in the offer for Normandy I would just like to make a qualifying statement to US regulation. During this morning's presentation Newmont shall be discussing some forward-looking information. You should be aware that there are risks unique to Newmont Industry and these are risks are described in detail in its filings with the SCC.

         The information Newmont is discussing today, December 10, 2001 is relevant for the current period. For the most up to date material disclosure please refer to Newmont's latest SCC filings and news releases. Thank you.

         I know there are a lot of people who have come at short notice, and there are a lot of people on the phone as a result of that and we will be very conscious of that. Just to give you a bit of a flavour for the process this morning I will ask Wayne Murdy and Peer to make some comments and presentation of the increase in the offer, after that we will take questions and answers and we hope to conclude round about
         12.00 o'clock.

         Without any further ado if I can ask Wayne to take it from there.

Wayne Murdy:     Thank you very much Trevor, and it's a pleasure to be here this morning. As I am sure you all saw in the press release we announced this morning that we were increasing the offer that we're making for Normandy Mining. We are maintaining the same exchange ratio of 0.0385 shares of Newmont for each share of Normandy but we are adding 40(cent) Australian, in cash, to that offer. That 40(cent) piece is not conditioned on a 90% acceptance as we had before. The offer is conditioned on a 50.1% acceptance and we view this as a very strong offer for Normandy, at a 15% premium to the price that Anglo had previously announced. It is also 100% or we have doubled the amount of cash component here.

         Just a couple of quick comments here on what Normandy shareholders receive in this transaction. Again, we think it is a very very special company that we're forming here, this is not a company that's trying to leave some place, this is putting together a unique investment vehicle for people that believe in gold. We've heard all kinds of comments about this company and we have got a couple of slides here where we talk about the kinds of returns we have seen within Newmont, both over the last year where we were up over 11%. This is to the date of Anglo's offer, so these are very comparable time periods. And also over a three year period where we have had an annualised return to our shareholders in excess of 13% versus 4% for Anglo.

         What I really want to do though is get into the positive aspects of this. For Newmont this is an opportunity to make a strong commitment to Australia, which is one of the great gold producing regions in the world. We have interests in Indonesia, we have small interests in Australia through the 50% interest in the Jingle(?) property, but it is

Hinton & Associates Teleconference 10 December 2001


         an opportunity to put a fourth leg in our stool and I will talk a little bit about our strategy and how we see this industry and why this is such a powerful combination.

         Normandy also provides a great platform for future growth. They have a nice backlog of projects. Newmont also has a nice backlog of projects, and we put that together with the financial strength of Franco(?) we think that's a great opportunity to increase and grow the company organically in an increasing gold market.

         We're committed to maintaining an Australian shareholder base and an Australian listing and we will do that through the chess depository interests.

         As we look at this transaction, as was our original bid, I think the vision here of the board of directors of Normandy is to be commended, this is a recommended bid by their board. Obviously it is subject to their fiduciary duties. Again, we already have a 20% commitment by having the lock up agreement with Franco-Nevada, their 19.99% interest in Normandy is committed to this project. It is committed to Newmont long term, this commitment runs for two years past any transaction that could be consummated here.

         We expect to file our bidder statement within the week and we are targeting this transaction to close by mid February.

         Let's talk a little bit about the company that we're forming and the creation of shareholder value that we see. As I said this is going to be a very very special company. It is going to be a conservative company from the standpoint of balance sheet, and the cash flow generation that comes in as a result of the Franco royalty stream. That's a cash flow contribution that is relatively insensitive to gold prices.

         The power of this is the three-way combination. Also coming together here are these backlog of projects and the Australian land position that Normandy has put together over the last 16 years. As we look at the company it's got an incredible land position here in the gold producing region, and that's the big attraction for us.

         The company will be number one in reserves, number one in production, number one in leverage to the gold price, $25.00 increase in the price of gold will generate $162M pre tax cash flow. It will be a very liquid security, we trade over $60M US a day and very strong ebida. Again properties that generate a lot of cash.

         I talked about the balance sheet strength, with a low debt to book capitalisation ratio and good coverage ratios, strong cash position, balanced political risk, and we will touch base on that a little bit. Strong management organisation, bringing together various skill sets here, it will be a North American stock and we will have a no hedging philosophy.

         If you look at this next chart what we have been seeing obviously is a consolidation slowly taking place in the gold mining industry. This is not a unique chart, you could look at almost any natural resource segment and see the same thing has been happening over the last several years. We saw it in the oil and gas industry with the formation of the super majors which have taken place over the last three or four years. We've seen it in iron ore, we've seen it in base metals.

Hinton & Associates Teleconference 10 December 2001


         What it does is, especially in times of low commodity prices, it allows for better discipline within an industry, and that's the benefit here. With this combination Newmont will clearly be in a leadership role, we will be an unhedged producer but more importantly it provides for substantial discipline in investment decisions that are made by the industry.

         If we look at the next chart, and I just want to talk a little bit about our philosophy. Newmont has always believed in having relatively few properties, but in big gold producing regions. We want to bring scale and efficiency to the business, we don't want to have a large number of fifty or a hundred thousand ounce producers spread around the world. There are people who are better operators in that kind of situation, natural owners. So a key component of this transaction as we look at it, is the ability to add, as I referred to before, the fourth leg of the stool here.

         Newmont has an extremely strong position in northern Nevada, one of the great gold producing regions of the world. We have over 34M ounces there, we have been in business there for 35 years, we are going to be in business there for many generations to come. It's a unique region of the world, it produces strong free cash flow. This year those operations in Nevada will produce over US$170M of free cash flow, core asset: Nevada.

         Second core asset: Yanacocha(?) which we think is the greatest gold mine in the world. Our share of the reserves there are 19 million ounces, it's a 38 million ounce deposit. It's a property that we don't know how big it's going to get yet. It continues to grow, we've got tremendous intercepts as we've drilled deeper there. It's got an extremely long life. Right now we've got 20 year's worth of production in just oxide near surface deposits. As we drill deeper and we get into sulphide it's going to be a 50-year project. Tremendous asset. We control 525 square miles around Yanacocha. Big land position, key asset, one of the lowest cost gold producers in the world and when I say low cost I mean in all respects, both capital and operating costs.

         The third leg of the stool for us has been in Indonesia at the xxx Mine. Huge copper gold deposit, over 12 million ounces of reserves and over 10 billion pounds of copper. We have a 56% economic interest in the operator of that project.

         So bringing Western Australia adds balance, huge land position and that is the key aspect of this transaction, why it appeals so much to us as we look at the vision of this company going forward. It adds political balance to our portfolio. We want to be able to go into places like Indonesia and Peru but 70% of the reserves of this company will be in AAA rated countries.

         There are a lot of other properties on this slide as you can see and some of those are strategic, we are there for strategic reasons and we will be there for a long period of time, but there are others here that offer opportunities for rationalisation in this industry.

         As I said before, we think there is huge opportunity to add shareholder value by doing rationalisation not just at the equity level but also at the property level.

Hinton & Associates Teleconference 10 December 2001


         In the early 90s there was a lot of capital spend in this industry. Capital was pretty cheap, there was lots of duplication of facilities. We think going forward that with the larger producers you are going to see a sense of rationalising ownership, eliminating duplication of facilities, eliminating duplication of management in many cases, and that's a key component here that we think that the merchant banking skill set of Franco-Nevada brings to the table.

         We are going to a bit of a tag team now, Pierre is going to come up and make a few more comments, I'll come back and then we will wrap it up.

Pierre Lassonde:    Thanks Wayne, and good morning everybody. It's a pleasure to be back once more in Australia. Last time I was here you will remember in the spring was when Franco-Nevada did it's deal with Normandy. At the time, and I hope you will recall this because I am going to tell you so, we said that after looking at Normandy's asset and after doing our due diligence we felt that Normandy stock could be a $1.75 to $2.00 stock two years down the road if a proper strategic plan were to be put in place to reduce debt, to rationalise the asset, to simplify the company, to increase the transparency, to listen to US. We had a whole series of items that we felt that if they were done that we could get the kind of value that I just mentioned.

         Indeed we sat down with the management of Normandy and we in started to put a strategic plan along that line in effect. In full cooperation with the Normandy management. So it is really of no surprise today to see our three companies wanting to join together to create a company and I'd like to just flip back to the slide before this one.

         To create a company that will be absolutely unique in this business, it's going to have a branding that is unique because not only is it going to be the leading non hedge producer, and if you look at our three nearest competitors: Barrack, Anglo, Plazda, they are all hedge producers. The nearest one after that is Goldfields and it is a good company, it doesn't have the liquidity that is really required if you want by the large institutional investors in the world.

         The great thing about Newmont is the largest most liquid capital markets in the world are in the US, it's a fact of life, and Newmont, the new Newmont will represent 21% by itself, 21% of the industry. Any portfolio manager, anywhere in the world, who believes that gold is going up or wants to hedge their S&B portfolio with a diversifier, and I'll come into that later on and I will show you why gold is the best diversifier of a portfolio.

         The new Newmont will be the go to stock, it will have a brand name, a cache, that no other company will have. And if you want to compare it to the soft drink industry it will be the Coca Cola brand name, viz a viz the other one! And Coca Cola by the way is the real thing!

         I'll just flip to page 7. Wayne talked about the Newmont philosophy. There are a couple of things here that I want to add. This new company will have 60M acres of land under its belt, 224,000 square kilometres. That's the size of the UK - a little country, right. With the importance of the importance of that in the natural business

Hinton & Associates Teleconference 10 December 2001


         land is everything. One thing that I was taught very early on when I started in this business something like 30 years ago, I'm afraid to say, is the best place to find a mine is beside a mine and if you happen to own the land on a trend or in the best camp of the world you are in a preferred situation.

         When you look at this industry we believe that the next stage of rationalisation is going to be more at the property level than the equity level. And again if you go back to the previous slide you can see that in terms of rationalisation of the industry we are almost there, there's not a whole lot left to rationalise. Maybe one or more and that's it. But at the property level there is a tremendous amount of work to be done, and there we think that having a dominant land position in the best gold camps in the world is going to give this company a preferred seat at the table of negotiations.

         Also it's going to create significant shareholder wealth as we rationalise this industry. In Canada for example, at the Hammelow(?) Mine there is one mine one ore body three mills, does that make sense? No. And you can go on and on and talk about all the camps and there are dozens of examples like that. And you know what? If was these were built when gold was 250-350-375-400 dollars gold. It's amazing what 275 gold will do, gives religion to this industry, which is good.

         But out of that the new Newmont will get a tremendous amount of shareholder - we will be able to generate that out of the asset that we have in this package.

         On the next slide we show the Newmont reserves against for example Anglo. 60% of the new Newmont reserves will be in AAA rated countries, viz a viz 35% for Anglo, that would be on a pro forma basis by the way.

         A lot of people make out, talk about bigger is not necessarily better. Certainly our competitors talked about that, and do you know what, we happen to agree with that. However make no mistake size does matter. Why do you think the base metal industry is consolidated into three giant companies. Why do you think the oil and gas industry is consolidating at the top in three, because size does matter. It matters for your cost of capital, it matters for your liquidity, it mattes for your debt market, it matters for where you go in the world, the people you can attract, it does matter. And in this case here we are creating the best gold mining company in the world, and it does matter and I think it's going to be a great benefit to the shareholders, what we're doing.

         If you look at the next page, Newmont's production is going to be 70% in AAA rated countries. I don't think there's any other company in that top tier that can speak to that. That's a very powerful statement, and again I think that what it does, it gives Newmont the ability, the new Newmont, the ability to go in more risky places. And it's simply good portfolio risk management. Just as portfolio managers diversify when you're large you are able to diversify and take changes that as a single miner two-mine company you cannot take. Size does matter.

         The other place where it matters is that when you're a large company you don't have to operate every single mine that you own. You can afford to let somebody else operate your mine because it doesn't matter. But if you're a one mine company and you happen not to operate your mine, well guess what the market's going to say: well they're not real miners, they don't operate. But when you have the scale of a

Hinton & Associates Teleconference 10 December 2001


         Newmont you don't need to, you can rationalise, you can make money out of that, you can create shareholder value. That's important.

         This slide Angle tied to the Rand. You know the real lesson here, and we hear it from the analysts who have covered the battle between the two of us, Anglo needs this more than Newmont. Why? Because they want to get out of South Africa. Well if you extend that logic just one little bit further, the Normandy shareholders are getting in South Africa. And when you look at this the question really is why would you want to. I mean the Rand this year has been the second worst performing currency in the world after the Turkish Lira. Would you be keen to invest in Turkey these days?

         It's ironic that the stock has been going up, the Anglo stock, has been going up on all the bad news but there is a reason of course, because the people inside South Africa are trying to protect what they have and their portfolio by hedging in US dollars and the only thing they can get is a stock like that. But for the people on the outside at some point reality is going to hit home that a currency is the soul of the nation, it reflects what's happening inside a nation. I don't want to make a prediction if it's going to go up or down, all I have to know is what it's doing. That is the reflection of what's going on.

         I don't know tomorrow if there's going to be strikes, I don't know what HIV is going to do, I don't know any of that. All I have to do is look at what the currency does. It is the reflection of a country and it is one of the reasons when Franco-Nevada was looking at doing our deal with Goldfields there was no way in the world that we would accept the South African piece of paper. We didn't want that, and that is why the deal at the end of the day collapsed. For our shareholders it was very very important and my partner and I happened to be the largest shareholder in Franco-Nevada and we didn't want that.

         If you look at hedging, hedging has been the bane of this industry, make no mistake about it. This industry has borrowed almost 5,000 metric tonnes of gold that it has dumped on the gold market in the last ten years. Does it matter? Yes it matters. But hedging is a wonderful thing when the gold price is going down, as it has, and when interests rates are high as they've been. But when you turn the table around don't look so good any more. And you look at today 84% of Anglo Gold's production for next year is already hedged at 281. Gold goes above that first of all you get no leverage and your mark to market starts to go under. That big nice fat hedging gain that they've reported for the last three years starts to disappear. How are they going to pay their dividend? And that applies to all the hedgers, applies to Barrack, it applies to Placer Dome(?) same story. Hedging from 1975 to 1980 would have been a disastrous policy. And you look at what happened two years ago when the gold price had a little blip when the Washington Accord was signed two companies went south, Ashanti and xxx and that's only a preview of little things to come.

         This company is not going to be a hedger. And it's going to have the financial strength to not be a hedger, it's going to have some of the lowest cost gold mines and it's going to offer the shareholders or warrant them gold which is what this market wants. And it's going to offer shareholders full value on the upside.

         With that I will ask Wayne to take over from me.

Hinton & Associates Teleconference 10 December 2001


Wayne Murdy:     Again we stress the financial strength and flexibility that the combined company will have. When we look at the ebida coverage of the company again we're doing it at spot prices and can continue to do so. I think the fact that we can make an offer like this, increase the cash component, says something about the financial strength of the company. We didn't have to go out and do any special financings, we could do it from on tap lines that we already had available.

         The combined company on a pro forma basis level with $750M of cash at the conclusion of this transaction and another $100M of liquid investments.

         If we go to the next chart we touched base earlier on liquidity, trading liquidity. We think that is very important for shareholders. I commented that we are very committed to maintaining a strong shareholder presence here in Australia, but we have unparalleled liquidity compared to our competitors with this transaction and the most in the industry and that again is very meaningful obviously to the large institutions. But it's also meaningful to the small investor. You're not going to see big gaps between an order and what the execution is with a company like this.

         The next couple of charts are just a bit of background on Newmont and Franco for those who are not fully appraised of our background. Newmont is the largest gold producer in both North and South America, about a $4.4B market cap and we talked about liquidity and the cash flow generation. Over 66M ounces of reserves. We are a low cost producer and I want to touch base on this a little bit.

         Over the last five years we've reduced our cash cost about 20%, but I've got to tell you we did that the old fashioned way, we spent less money than we used to spend. Again, our large base is the US, so the strong dollar has not helped our cost structure. We have a program within the company we call "Gold metal performance," based on the Six-sigma program the GE developed. We've got firm commitment across the company, we share best practices across the company. There is tremendous communication between ten different teams that are broken down into such things as xxx, as drilling and blasting, maintenance and mobile equipment, maintenance of facilities. The meat and potato stuff we work on very hard, that's a mindset we have within the company.

         Clearly as low cost operations have become a bigger segment of our production mix that has helped too, but we have not had the currency breaks that some others have had in this industry.

         We've got a reputation for developing proven world class outfits, I think the ability to develop xxx xxx in Indonesia through three years of real turmoil there, we brought it in on budget on time, the best start up, the biggest Greenfield start up that's ever been undertaken in the industry, we went from zero to 120,000 tonnes a day through that mill right on schedule and now it's doing over 130,000 tonnes a day. A very successful start up.

         Franco-Nevada is a unique company in this industry. They have a track record of shareholder wealth building that's unparalleled, there is nobody else who has a track record like that. These people understand the industry, they're students of the industry,

Hinton & Associates Teleconference 10 December 2001


         their merchant banking capabilities are unique and that's a strength we really want to see within the new Newmont.

         We talked about the property position. We think the ability to continue to grow the royalty business is really enhanced by the property position of the new company and we think that builds a unique platform and there are various transactions that will add value to our shareholders as we rationalise the various property positions.

         We do believe in gold, Peer has a passion for this and I am going to let him talk a little bit about this, we do a tag team here, and then we will finish up.

Pierre Lassonde:         One thing I want to add on the previous page is that my
         partner and I, Seymour, have a three year lock up agreement with Newmont and just to give you some idea, we are going to have $AUS550M of our money in this deal. So that's a very substantial personal commitment.

         We're in this deal because we believe that we're going to make two to three times more in the next three years. And we're not kidding, we're very serious. We have looked at this every which way and that we believe is what we are going to do.

         When you came in I think on the table you had a two pager like this, if you want to take it and I will go through it with you for two minutes. It's called "Why I love gold".

         The top slide is the ratio of the SNP 500 viz a viz gold for the last hundred years. What it is really is it's the ratio of financial assets viz a viz the hard assets. It's showing here on the board.

         Every time that ratio peaked in the following five years gold went up anywhere from 82% to over 200%. And if you look at where we are today is history about to repeat itself? I don't know. But certainly looking at where we are today it looks like we are the confluence of a very interesting moment.

         The next slide, it's on your two pager, it's the coefficient between the SNP 500 and gold and as you can see it's a minus .4. What it means is that gold is a very good diversifier in terms of an SNP portfolio and in fact if you look at gold stock it's an even better diversifier. Of course it's a corollary of the top slide, it's quite evident. So if you want to immunise your portfolio gold is a good story.

         The next one is gold viz a viz the economic cycle. And here the G7 industrial production has been inverted axis so what's going up is actually going down. What this slide really tells the world is that policy makers really don't like recessions and particularly since September 11 what we've seen is the major central banks cut interest rates very aggressively and pump the money supply. Well, if you go back in history, that's always been good for gold.

         The last slide is one I call of timing. The top one is the 90 UST bill rate of interest minus the 12-month inflation rate. Every time that ratio xxx negative the gold price has gone up and you can go back to the 1970s and you will find that same relationship and in effect the opportunity costs of holding gold becomes very attractive. Last time,

Hinton & Associates Teleconference 10 December 2001


         in 1992, gold went up $80 and if you look at where we are today it certainly looks interesting.

         So from a technical standpoint we feel pretty strongly that gold is in a good space at a good moment. But where the story really builds is that the fundamental level, what I call the economic 101 is supply/demand. The demand side has been fairly even, hasn't budged very much. What we've lost in jewellery demand has been picked up in investment demand. Overall demand is steady, about 3800 tonnes a year. But where the story is about to happen is on the supply side.

         I think UBS' John Reid put out a report not even two-three weeks ago saying that gold production over the next three years is going to go down 10%, over the next five years he is looking at 10-30%. And I believe that Goldman has a report very similar to that. It's easy to see why. This industry at $275 gold in the long run is not viable. The return on capital for the industry if you take the hedging out is 4%, it doesn't work.

         So you're going to have production shut down over the next three years. How much? Let's say it's only 5-10% you are looking at 150-300tonnes per year. It's okay, not dramatic. Three to five years could be a lot more dramatic. Where I believe the most impact is going to be felt is at the hedging level. As I mentioned to you the hedgers have borrowed near 5,000 metric tonnes from the central bank. Today with the cost of borrowing the gold at about 1.6% per year from the central bank and the three year T bills or the 5 year T bills are anywhere from 3 - 3 1/2% the contango what you get to extend is so small that it doesn't pay and particularly if you look at Rand terms, if you look at Ausie terms, dollars it really doesn't pay. I mean Anglo made a big thing about their delivering to their hedge book, guess why. There are forced to. With the Rand just going south they have no choice. But think about this, the next twelve months the hedgers have to roll 700 metric tonnes of production, and the same next year, and the year after. It's 700 tonnes per year for 7 years we're talking about.

         The price elasticity of gold is about 5 bucks per hundred tonne, you take 700 tonnes, add another 300 for production sometime in the next three years you could be looking at 1,000 tonnes in any one year in the next three years, that's 50 bucks an ounce. And you know what, it's going to happen. At some point it will happen and we feel pretty confident about it. We're building a business on 275 gold, not on 350, but if it does happen you look at the leverage here. This is my favourite chart, this is why we're in this, okay. You want to know?

         For a $25 increase Newmont pre tax cash flow goes up $1.62. Once we've delivered into the Normandy hedge book and the entire hedge book has been closed, that number is close to US$200M a year. If the gold price goes back to its average for the past 10 years, and that number is not 300 and it's not 325, guess what? It's 350. Newmont will have pre tax cash flow of over US$1.6B a year. Well you just look at the multiples that the stock trades at, this is going to be a $50-60 stock. That's why we're in this deal. Because we're going to make a ton of money, period. Simple.

         We're not looking for 5 cents dividend here, we're looking for dollars. Okay. That's why we're in this deal.

Hinton & Associates Teleconference 10 December 2001


Wayne Murdy:      We'll just go to the next slide here and then we will wrap the presentation up and then open it up for conversation, but it is creating the gold standard.

         We've got several bars here and you can go from the bottom to the top here. Stability at lower gold prices, the royalty income, the cash flow generation that we have at these gold prices within this company, the strong balance sheet we're in a position if the gold price stays flat for five years, it peals off for a couple of years here and stays flat, this company on a pro forma basis has about US$2.4B of revenue. Over five years that revenue would modestly grow to about US$2.6B. We would not push organic growth because if the price stays low the world is telling us something, maybe there's enough gold out there so we don't need to add to that.

         So we can go along like that, it will generate enough free cash flow over that time period that we'd be down to our net to book capitalisation ration would be 3%, we would almost totally pay off our debt. We're not going to pay off debt while we have projects announcing in third world countries so we will be in a position to look at our dividend policy and to do something that's responsible and makes sense here.

         If the gold price starts to move up then you start looking at the merchant banking abilities that we will have to create value, they will accelerate at that point. We think we can generate very substantial, probably US$250M of cash over the next year, year and a half from our merchant banking, rationalising some of the assets that we already have in the portfolio.

         But as the gold price moves up the market gets hot and we will be able to generate a lot more, again think about that land position this company has. As price moves up we have organic growth, we can grow the company with the backlog of projects both within Newmont and within Normandy and unhedged we provide that exposure.

         That's how we're building this company, we can do just as well at the lower gold prices, as that price moves up we can provide a lot of flexibility.

         So in wrapping it up as we look at this situation it is always difficult when you get into a contest like this, we do think this is a unique opportunity to form a company that will be a very special company in this industry. The Anglo Gold people are working for their shareholders, and I totally understand that, I respect the people there, it is not personal. We just feel that we have a unique opportunity here to do something for our shareholders and the shareholders of Franco but most importantly for the shareholders in Normandy here. This company will be the best value transaction. It is recommended by the board of directors of Normandy, it's recommended by the board of directors of Franco-Nevada and this transaction will be completed in a February time period. There is real value here, not just a one time bump as the company gets sold, which is unfortunately what happens in many of these types of situations, but a real long term value created for shareholders that will be unique in the industry.

         With that we thank you for the opportunity to talk to you today and we will open the floor to questions.

Hinton & Associates Teleconference 10 December 2001


Chair: Thank you very much Wayne and Pierre, I am sure that everybody will agree that that was a very compelling presentation, and a passionate one at that. I don't think I introduced myself, my name is Trevor Lowenstein from JP Morgan and I will chair the questions and answers. There are people on the line as well, so I will ask people if before they ask a question they could identify themselves and their organisation. I will start with the people in the room first but I will make sure there is time for questions from the phone lines as well.

Jeff Bell, BNP:   Just a question on your financing 40(cent)what can you say about that.

Wayne Murdy:          We have an unused credit line of US$600M that we've had in place, so that's really not an issue for us. As I said the combined companies pro forma position will be a cash position of about US$750M and another US$100M in equity, so it's just not even an issue.

Sean Giancomo, UBS:      Wayne, I guess it's a value question here. The Normandy
         independent expert identified a range of valuations of Normandy's assets xxx a little more than that on today's offer, where specifically have you identified additional value that you can go to your shareholders and justify paying that sort of money.

Wayne Murdy:    As we've looked at the transaction we have significant synergies and we view that we've got some unique opportunities to add value. There are properties within the Normandy portfolio that really don't fit our pistol so those properties we think we can add substantial value beyond what is in the independent report. I guess I'd make one other point, when you think about that report was done on 100% basis, we haven't changed our purchase price for the 20% we already have. So as we look at the total package we are well within the range, we have always felt very good about the assets, we think this is a unique opportunity when we look at that early chart. There are just a few big packages out there and so we've gone through this, this is well within our value range from our initial assessment. And we have also done due diligence on the properties, we have had our people on the land over a period of time.

Genesys: Instructions to phone participants.

Michael Zafritsky, CSFB:       Thank you. I am wondering about the Franco-Nevada
         shareholders in terms of the offer that they received for the second leg of the transaction. Given that Normandy shareholders now get a larger portion of the pie the Franco-Nevada shareholders get a smaller portion of the pie, what's compelling in this offer for them? What's the risk that the Newmont share price falls over night and the current premium in the offer terms from Newmont to Franco is eroded, and what's the risk then that Franco shareholders don't accept that leg of the transaction?

Wayne Murdy:            The Franco-Nevada transaction was done independently. We
         negotiated with Newmont a fair price. If you look at the exchange ratios none of them changed neither for Franco or for Normandy. The only thing that changes is the cash portion, so if you look at the company going forward the ratios haven't changed, they're the same. And we feel very confident that we will create far more value going forward than the limited amount of cash that's being put on the table. Our investment bankers are telling us, and we firmly believe that there is going to be plus value created in the range of US$1.5-3.5B out of this transaction. So when you look at the

Hinton & Associates Teleconference 10 December 2001

         amount of money being put on the table it's relatively small and when you look at them in the context of what we think is going to be a $9Billion company it's even smaller.

Chair:   Any further questions from the phone line?

Genesys:    No further questions from the phones at this stage.

Chair: Are there any other questions from the room here? No, okay. I would like you all for attending this morning. I would like to thank Wayne and Pierre for their comments and presentation this morning and if anyone in the room has any further questions I am sure we can come and talk afterwards to any of the people in the room.


End of recording.